K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

February 1, 2018
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Attn:		Irene Paik
Suzanne Hayes

	Re:	Evolus, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 29, 2018
File No. 333-222478
Ladies and Gentlemen,
Evolus, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated January 30, 2018 (the “Comment Letter”). The Company’s response is preceded by a reproduction of the corresponding Staff comment in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Registration Statement on Form S-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement as filed with the Commission on January 29, 2018, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

Form S-1 filed January 29, 2018
Prospectus Summary, page 1

1.	Please revise your summary to more prominently disclose the use of $5.0 million in proceeds in partial satisfaction of your debt to ALPHAEON.
Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Registration Statement accordingly.
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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:
Sasha Parikh, U.S. Securities and Exchange Commission
Jim Rosenberg, U.S. Securities and Exchange Commission
Murthy Simhambhatla, Ph.D., Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.
Alexa M. Ekman, K&L Gates LLP
Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP